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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
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SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No._________)*

Joytoto USA, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48122Q 104

(CUSIP Number)

Brian A. Lebrecht, Esq.
The Lebrecht Group, APLC
9900 Research Drive
Irvine, CA 92618
(949) 635-1240

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 31, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 4822Q 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joytoto Co. Ltd., a Korean corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 115,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.86%

14.	Type of Reporting Person (See Instructions) CO

ITEM 1.	SECURITY AND ISSUER

Common Stock, .0001 par value
Joytoto USA, Inc., 3000 Scott Boulevard, Suite 206, Santa Clara, CA 95054

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name: This statement is filed on behalf of Joytoto Co. Ltd., a Korean corporation (“Reporting Person”).

(b)	Residence or Business Address of the Reporting Person is:

3FL Sungwoo Bldg, 717-3 Sooseo-Dong, Kangnam-Gu
Seoul, Korea 135-220

(c)	Principal Occupation or Employment:

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 115,000,000 shares of Joytoto USA, Inc., were acquired by Reporting Person pursuant to the terms of a Stock Exchange Agreement dated October 12, 2007, under which the Reporting Person agreed to sell 100% of the outstanding common stock of Joyon Entertainment, Inc., a Delaware corporation, in exchange for the 115,000,000 shares.

ITEM 4.	PURPOSE OF TRANSACTION

The 115,000,000 shares of Joytoto USA, Inc., were acquired by Reporting Person pursuant to the terms of a Stock Exchange Agreement dated October 12, 2007, under which the Reporting Person agreed to sell 100% of the outstanding common stock of Joyon Entertainment, Inc., a Delaware corporation, in exchange for the 115,000,000 shares. As a result of the transaction, Joytoto USA, Inc.’s primary business will in consumer electronics and video games and new officers and directors were appointed to manage the operations.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person now owns 115,000,000 shares of common stock of Joytoto USA, Inc., which equates to 74.86% of Joytoto USA’s outstanding common stock.

(b)	As to the 115,000,000 shares, Reporting Person owns the following rights:
Sole Voting Power: 115,000,000
Shared Voting Power: 0
Sole Dispositive Power: 115,000,000
Shared Dispositive Power: 0

(c)	None.

(d)	None.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

10.1	Stock Exchange Agreement by and between Issuer, Reporting Person and Joyon Entertainment, Inc., dated October 12, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2007

Date

/s/ Seong Sam Cho

Signature

Seong Sam Cho, Chief Executive Officer

  Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).